June 6, 2019

Jianmin Gao
Chief Executive Officer
Consumer Capital Group, Inc.
1125 Route 9W S
Nyack, NY 10960

       Re: Consumer Capital Group, Inc.
           December 31, 2018 Form 10-K
           Filed April 1, 2019
           File No. 000-54998

Dear Jianmin Gao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

December 31, 2018 Form 10-K

General, page 1

1. In future filings, please revise your disclosure throughout the filing to more accurately and consistently describe your business and financial results. For instance:

          On page 2, you indicate that proceeds of the loan are paid, less the service fee and interest. However, in the 4th paragraph on page 3, you indicate that funding is made after deducting the servicing fee.
          In the second paragraph on page 2, you indicate that Arki E-Commerce collects the interest generated through these loans. However, in the preceding sentence you indicate that you hold back the interest on the loan and in the third paragraph under the bullet points on page 2, you indicate that Arki Network collects loan payments and transfers the payment to Arki Capital. We also note disclosure on page 4 that Arki E-
          Commerce did not recognize any revenue.
 Jianmin Gao
FirstName Capital Group, Inc. Gao
Consumer LastNameJianmin
Comapany NameConsumer Capital Group, Inc.
June 6, 2019
Page 2
June 6, 2019 Page 2
FirstName LastName
             In the first paragraph under the Investment Opportunity Marketing heading on page 3, you indicate that at December 31, 2018 you have received $961,000 through
             Bangnitou and that you pay no interest. This information is not consistent with the information presented in Note 9 on page F-23 which indicates $6,085,774 in loans payable at December 31, 2018 with interest rates between 4% and
54%.
             The financial information provided in the third, fourth, fifth and sixth paragraphs on page 4 is not consistent with the financial information presented in the table on page 4.
             In the third paragraph under the bullet points on page 2 you indicate that service fees are deducted from the loan proceeds provided to the borrower and that Arki Network does not charge any service fees to process repayments. However, on page 45, you indicate that borrowers typically pay you a servicing fee on each payment received.
             On page 47 you characterize $563,429 of total income as commission income.
             However, on page 49, you characterize the same amount as interest income.
             On page F-10, you disclose a 51% majority ownership in Arki Tianjin. However this disclosure is not consistent with the organizational chart on page 10.
             In the second paragraph under the basis of accounting and presentation heading on page F-10, it appears you have mistakenly included disclosure related to your interim financial statements.
Our Business   Microfinancing, page 1

2. You refer to your lending business to car dealerships as microfinancing throughout your filing. Please revise future filings to more accurately describe the nature of your business considering that your lending arrangements and terms are not consistent with typical microfinancing arrangements and terms or tell us why you believe this description is appropriate.
3. We note your disclosure on page 23 that "We shifted our focus of target borrower base from small and medium sized enterprises to car dealerships since the beginning of 2017."
         Please revise future filings to delete the information provided related to SMEs and the related opportunities presented throughout the filing including pages 11, 12, and 43 or tell us why this information continues to be relevant.
Risk Factors
Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-
Oxley Act ..., page 27

4. We note that your internal controls over financial reporting have not been effective since
         December 31, 2015. Please revise future filings to:

             provide additional detail regarding how each material weakness and the related deficiency in internal control over financial reporting impacted financial reporting, and discuss the specific steps you have taken to remediate each material weakness
 Jianmin Gao
FirstName Capital Group, Inc. Gao
Consumer LastNameJianmin
Comapany NameConsumer Capital Group, Inc.
June 6, 2019
June 6, 2019 Page 3
Page 3
FirstName LastName
             identified.

         Please provide us your proposed revised disclosure in your response. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 43

5. It appears the second paragraph under the "Investment Opportunity Marketing" heading relates to your Microfinancing business. Please revise future filings to move this information to the appropriate section of your MD&A or tell us why this information relates to your Investment Opportunity Marketing business.
Critical Accounting Policies, page 44

6. You disclose the fair value of warrant liabilities is a critical estimate. Please tell us where you present the warrant liabilities in your financial statements and ensure that all appropriate accounting policies are disclosed in the notes to your financial statements in future filings.
7. We note policy disclosure on page 46 related to your E-commerce business and your disclosure that you ceased your E-commerce business in first quarter of 2015. Please review your policy disclosure and revise future filings to only include relevant policies for significant businesses that are active.
Results of Operations - Comparison of the Years Ended December 31, 2018 and 2017, page 47

8. Considering the materiality of General and Administrative expenses, please revise future filings to show additional detail of this line item in a tabular format for each period presented and describe any material trends. Please provide us your proposed revised disclosure in your response.
Commitments and Contractual Obligations, page 54

9. Please revise future filings to include a tabular disclosure of all contractual obligations, including long term debt and accrued interest in accordance with Item 303(a)(5) of
         Regulation S-K.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-16

10. Based on your policy disclosure, it is unclear how your policy of a required General
         Reserve of no less than 1% of total loans receivable is consistent with US GAAP. Please tell us how your 1% policy is consistent with US GAAP or revise your policy disclosure accordingly in future filings. Please provide us your proposed revised disclosure in your response, if applicable.
 Jianmin Gao
Consumer Capital Group, Inc.
June 6, 2019
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 with any questions.



FirstName LastNameJianmin Gao                             Sincerely,
Comapany NameConsumer Capital Group, Inc.
                                                          Division of
Corporation Finance
June 6, 2019 Page 4                                       Office of Financial
Services
FirstName LastName